Filed by Wesbanco, Inc.
Commission File No. 000-08467
Pursuant to Rule 425 under the Securities Act of 1933
and deemed filed pursuant to Rule 14a-12
under the Securities Exchange Act of 1934
Subject Company: ESB Financial Corporation
Commission File No. 000- 19345
Form S-4 File No.: 333-200391
Date: January 13, 2015

Explanatory Note: Below is an excerpt from the Pittsburgh Post-Gazette newspaper published on January 13, 2015 based on interviews with certain officers and employees of Wesbanco, Inc. and ESB Financial Corporation

Wesbanco vows to continue giving in Lawrence County

If all goes as planned and West Virginia-based Wesbanco completes the takeover of Ellwood City’s ESB Bank later this year, the citizens of Lawrence County will see their last remaining headquarters bank disappear.

Bragging rights aren’t the only thing at stake.

Lawrence County Commissioner Dan Vogler, who calls ESB one of the county’s most philanthropic corporate entities, said commissioners plan to emphasize the need for Wesbanco’s continued involvement and support in charitable efforts

“We’ve enjoyed a good relationship with ESB, and our hope is that relationship can continue with the new entity,” he said.

Officials of Wesbanco, a $6.3 billion-asset institution founded in Wheeling 145 years ago, last week vowed to continue ESB’s charitable endeavors.

“This is a community bank buying another community bank. That’s a lot different than a larger regional bank coming in,” Wesbanco’s CEO Todd Clossin said in an interview.

“ESB is a third of our size today. They are a meaningful part of us,” he said. “Strong community support is a big part of our legacy. We are going to continue to support the community.”

ESB, which announced the merger agreement in October, has deep roots in its native city of some 8,000 people, having been founded in the industrial town exactly 100 years ago as Ellwood Federal Savings and Loan. Today, with nearly $2 billion in assets, the bank operates 23 offices in four counties, including seven in Allegheny County.

After going public in 1990, the bank clung to its independence as other Lawrence County-based financial institutions were gobbled up. ESB’s departed brethren include names such as First Western Bancorp, First Federal Savings Bank of New Castle, Dollar Savings Bank and Peoples Bank of Western Pennsylvania, all formerly headquartered in New Castle, the county’s largest city.

ESB has supported a variety of organizations and causes in the county. Some favorites have been the Ellwood City Library, the United Way and Lark Enterprises, a New Castle agency that helps developmentally challenged adults find jobs.

One of the bank’s most visible local efforts has been affixing its name to the scoreboards at the Ellwood City area’s high school football stadium and gymnasium.

Mr. Clossin said it was too soon to say specifically which contributions would continue.

“We will get to that point over the next couple of months in terms of looking at events and activities,” he said. “Our expectation is to continue to support the things that were important to ESB,”

ESB’s CEO, Charlotte Zuschlag, expressed similar expectations. Wesbanco is “very visible in the communities they serve,” she said in an interview last week. “I would expect that to continue and even grow.”

Although specific donation amounts were not part of the merger discussions, the two banks share similar philosophies, she said.

“Where we have been charitable, we are thinking that will continue,” said Ms. Zuschlag, who has served as CEO for nearly 25 years and who has said that limited growth prospects persuaded ESB management to seek a buyer.

Ms. Zuschlag will not retain a management position with the merged company but is slated to join Wesbanco’s board after the deal closes.

“To have her on our board shows our commitment and interest in continuing to support that market and community,” Mr. Clossin said.

Shareholders of both companies are scheduled to vote on the acquisition Jan. 22. Pending regulatory approvals, the transaction is expected to be completed at the end of this quarter or early in the second quarter.

Wesbanco currently operates roughly two dozen branches in southwestern Pennsylvania. The company expects to close “one or two” overlapping branches once the two banks are combined, Mr. Clossin said.

He declined to say specifically how many of ESB’s roughly 300 employees would lose their jobs. But he said the cuts would mainly affect senior executives and back-office personnel. The bank plans to retain branch workers and other customer-facing employees, he said.

In addition, Wesbanco is hiring licensed securities bankers, commercial lenders and trust staff in anticipation of the merger, Mr. Clossin said.

“ESB does not have a securities platform or trust department, so we are looking to increase employment in those areas.”

Forward-Looking Statements

Matters set forth in this filing contain certain forward-looking statements, including certain plans, expectations, goals, and projections, and including statements about the benefits of the proposed Merger (the “Merger”) between Wesbanco, Inc. (“WesBanco”) and ESB Financial Corporation (“ESB”), which are subject to numerous assumptions, risks, and uncertainties. Actual results could differ materially from those contained or implied by such statements for a variety of factors including: the businesses of WesBanco and ESB may not be integrated successfully or such integration may take longer to accomplish than expected; the expected cost savings and any revenue synergies from the proposed Merger may not be fully realized within the expected timeframes; disruption from the proposed Merger may make it more difficult to maintain relationships with clients, associates, or suppliers; the required governmental approvals of the proposed Merger may not be obtained on the expected terms and schedule; WesBanco’s shareholders may not approve the issuance of shares of WesBanco common stock in connection with the Merger; ESB’s shareholders may not approve the proposed Merger; changes in economic conditions; movements in interest rates; competitive pressures on product pricing and services; success and timing of other business strategies; the nature, extent, and timing of governmental actions and reforms; and extended disruption of vital infrastructure; and other factors described in WesBanco’s 2013 Annual Report on Form 10-K, ESB’s 2013 Annual Report on Form 10-K, and documents subsequently filed by WesBanco and ESB with the Securities and Exchange Commission, including both companies’ Form 10-Qs for the quarters ended March 31, June 30, 2014 and September 30, 2014. All forward-looking statements included in this filing are based on information available at the time of the release.  Neither WesBanco nor ESB assumes any obligation to update any forward-looking statement.

Additional Information About the Merger and Where to Find It

WesBanco has filed a Registration Statement on Form S-4 with the SEC, which was declared effective on December 11, 2014, and which includes the joint proxy statement of WesBanco and ESB for their respective shareholder meetings and the prospectus of WesBanco.  SHAREHOLDERS OF WESBANCO AND ESB AND OTHER INTERESTED PARTIES ARE URGED TO READ THE REGISTRATION STATEMENT AND THE JOINT PROXY STATEMENT/PROSPECTUS REGARDING THE MERGER AND ANY OTHER RELEVANT DOCUMENTS FILED WITH THE SEC, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THOSE DOCUMENTS, BECAUSE THEY CONTAIN OR WILL CONTAIN IMPORTANT INFORMATION.  In addition, the Registration Statement on Form S-4, which includes the Joint Proxy Statements/Prospectus, and other related documents filed by WesBanco or ESB with the SEC, may be obtained for free at the SEC’s website at http://www.sec.gov, and from either applicable website of WesBanco or ESB at http://www.wesbanco.com or http://www.esbbank.com, respectively.  Additionally, investors and security holders may obtain, without charge, copies of the documents that WesBanco has filed with the SEC by contacting Linda M. Woodfin, Secretary, WesBanco, Inc, One Bank Plaza, Wheeling, WV 26003, telephone: (304) 234-9000, and copies of the documents that ESB has filed with the SEC by contacting Frank D. Martz, Group Senior Vice President of Operations and Secretary, ESB Financial Corporation, 600 Lawrence Avenue, Ellwood City, PA 16117, telephone: (724) 758-5584.

Participants in the Solicitation

WesBanco and ESB and their respective executive officers and directors may be deemed to be participants in the solicitation of proxies from the shareholders of WesBanco and ESB in connection with the Proposed Merger. Information about the directors and executive officers of WesBanco is set forth in the proxy statement for WesBanco’s 2014 annual meeting of shareholders, as filed with the SEC on March 14, 2014.  Information about the directors and executive officers of ESB is set forth in the proxy statement for ESB’s 2014 annual meeting of shareholders, as filed with the SEC on March 14, 2014.  Additional information regarding the interests of those participants in connection with the Merger and other persons who may be deemed participants in the solicitation may be obtained by reading the Joint Proxy Statement/Prospectus regarding the Proposed Merger, which was first mailed to shareholders of WesBanco and ESB on or about December 15, 2014.  You can obtain free copies of these documents from the SEC, WesBanco or ESB using the website information above or by requesting such documents from WesBanco or ESB, as applicable, at the contact information above.

INVESTORS ARE URGED TO READ THE JOINT PROXY STATEMENT/PROSPECTUS CAREFULLY BEFORE MAKING ANY VOTING OR INVESTMENT DECISIONS WITH RESPECT TO THE PROPOSED MERGER.